Dated October 28, 2011

Filed Pursuant to Rule 433

Registration Statement No. 333-176885

Relating to Preliminary Prospectus Supplement

Dated October 27, 2011 to Prospectus Dated September 16, 2011

CUBESMART

7.75% Series A Cumulative Redeemable Preferred Shares
(Liquidation Preference $25.00 per share)

FINAL PRICING TERMS

Issuer:	CubeSmart

Title of Shares:	7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest

Number of Shares:	2,800,000 shares (3,220,000 shares if the underwriters exercise their option to purchase additional shares in full)

Public Offering Price:	$25.00 liquidation preference per share; $70,000,000 in aggregate liquidation preference (not including the underwriters’ option to purchase additional shares)

Underwriting Discount:	$0.7875 per share; $2,205,000 total (not including the underwriters’ option to purchase additional shares)

Net Proceeds (before expenses):	$24.2125 per share; $67,795,000 total (not including the underwriters’ option to purchase additional shares)

Maturity:	Perpetual (unless redeemed by the Issuer on or after November 2, 2016 pursuant to its optional redemption right or converted by an investor in connection with certain changes of control)

Trade Date:	October 28, 2011

Settlement Date:	November 2, 2011 (T+3)

Distribution Rate:	7.75% per annum of the $25.00 liquidation preference (equivalent to $1.9375 per annum per share)

Distribution Payment Dates:	On or about January 15, April 15, July 15 and October 15, commencing January 15, 2012

Optional Redemption:

The Issuer may not redeem the Series A Preferred Shares prior to November 2, 2016, except as described below under “Special Optional Redemption” and in limited circumstances relating to the Issuer’s continuing qualification as a REIT. On and after November 2, 2016, the Issuer may, at its option, redeem the Series A Preferred Shares, in whole or from time to time in part, by paying $25.00 per share, plus any accumulated and unpaid distributions to, but not including, the date of redemption (subject to the special optional redemption right described below).

Special Optional Redemption:	In connection with a “Change of Control,” the Issuer may, at its option, redeem the Series A Preferred Shares, in whole or in part and no later than 120 days after the first date on which such

Change of Control occurred, by paying $25.00 per share, plus any accumulated and unpaid distributions to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of exercise of its redemption rights with respect to the Series A Preferred Shares (whether pursuant to the Issuer’s optional redemption right or its special optional redemption right), holders of Series A Preferred Shares will not have the conversion rights described below.

Change of Control:	A “Change of Control” is when, after the original issuance of the Series A Preferred Shares, the following have occurred and are continuing:

•      the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of trustees (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•      following the closing of any transaction referred to in the bullet above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (“NYSE”), the NYSE Amex Equities or the NASDAQ Stock Market or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex Equities or the NASDAQ Stock Market.

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of Series A Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date (defined below), the Issuer has provided or provides notice of its election to redeem the Series A Preferred Shares) to convert some or all of the Series A Preferred Shares held by such holder on the Change of Control Conversion Date (the “Change of Control Conversion Right”) into a number of the Issuer’s common shares of beneficial interest, par value $0.01 per share, per Series A Preferred Share to be converted equal to the lesser of:

•      the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accumulated and unpaid distributions to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Share distribution payment and prior to the corresponding Series A Preferred Share distribution payment date, in which case no additional amount for such accumulated and unpaid distribution will be included in this sum) by (ii) the Common Share Price (defined below); and

• 5.1546 (the “Share Cap”), subject to certain adjustments;

subject, in each case, to an aggregate cap on the total number of common shares (or alternative conversion consideration, as applicable) issuable upon exercise of the Change of Control Conversion Right of 14,432,880 (or equivalent alternative conversion consideration, as applicable), subject to increase to the extent the underwriters exercise their option to purchase additional Series A Preferred Shares, in which case the aggregate cap shall not exceed 16,597,812 common shares if the underwriters’ exercise their option to purchase additional shares in full (or equivalent alternative conversion consideration, as applicable), and subject to provisions for the receipt of alternative conversion consideration, as described in the preliminary prospectus supplement.

If the Issuer has provided or provides a redemption notice, whether pursuant to the Issuer’s special optional redemption right in connection with a Change of Control or the Issuer’s optional redemption right, holders of Series A Preferred Shares will not have any right to convert their Series A Preferred Shares in connection with the Change of Control Conversion Right and any Series A Preferred Shares subsequently selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

The “Change of Control Conversion Date” is the date the Series A Preferred Shares are to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of Series A Preferred Shares.

The “Common Share Price” will be: (i) the amount of cash consideration per common share, if the consideration to be received in the Change of Control by holders of the Issuer’s common shares is solely cash; and (ii) the average of the closing prices for the Issuer’s common shares on the NYSE for the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by holders of the Issuer’s common shares is other than solely cash.

Listing/Symbol:	NYSE / “CUBEPrA”

CUSIP / ISIN:	229663 208 / US2296632084

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Co-Managers:	Morgan Keegan & Company, Inc.
Raymond James & Associates, Inc.
Stifel, Nicolaus & Company, Incorporated

The issuer has filed a registration statement (including a prospectus dated September 16, 2011 and a preliminary prospectus supplement dated October 27, 2011) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.